Exhibit 99.1

GERDAU S.A.
Tax ID (CNPJ/ME) 33.611.500/0001-19
Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”), hereby informs the market in general that the acquisition of shares of its own issue (“Buyback Program”), disclosed by Material Fact on May 5, 2022, was concluded on this date.

During its term, 44,464,000 preferred shares (GGBR4) were acquired at an average price of R$24.08 per share, corresponding to 81.0% of the Buyback Program. All shares acquired under the Buyback Program were canceled by the Company.

São Paulo, November 3, 2023

Rafael Dorneles Japur

Executive Vice-President
Investor Relations Officer